Exhibit 99.1

Independent Accountant’s Report

Merrill Lynch Municipal ABS, Inc. (as Depositor)
c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
1111 Avenue of the Americas, 9th Floor
New York, New York 10036

Deutsche Bank Trust Company Americas (as Trustee)
60 Wall Street
New York, New York  10005

Re:           Prerefunded Municipal Certificates, Series 2 and Series 3 (the “Certificates”)

Ladies and Gentlemen:

We have examined management’s assertions that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Trust Agreement of Prerefunded Municipal Certificates, Series 2 and Series 3 dated as of March 28, 1995 (the "Trust Agreement"), during the periods covered by the annual report on Form 10-K, filed by the Depositor on behalf of the Trust for the fiscal year ended December 30, 2011 (the “Annual Report”).  Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on management’s assertions based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and management’s assertions with respect to such compliance are fairly stated, in all material respects, for the fiscal year ended December 30, 2011.

/s/ Aston Bell CPA

New York, New York
March 20, 2012